UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PALNS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID-ILLINOIS BANCSHARES, INC.
401 (k) PROFIT SHARING PLAN
(Full Title of Plan)

FIRST MID BANCSHARES, INC.
1421 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid-Illinois Bancshares, Inc.
 401 (k) Profit Sharing Plan

EIN 37-1103704 PN 002
 Report of Independent Registered Public Accounting Firm
and Financial Statements
 December 31, 2018 and 2017

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
December 31, 2018 and 2017

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm

Audit Committee and 401(k) Oversight Committee, Plan Administrator and Plan Participants
First Mid Bancshares, Inc. 401(k) Profit Sharing Plan
Mattoon, Illinois

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including it's form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
We have served as the Plan's auditor since 2005.

Decatur, Illinois
June 28, 2019

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Cash	$78,417	$—
Investments, At Fair Value	62,937,073	63,075,652
Receivables
Employer's contributions	657,909	110,084
Interest and dividends	418,467	311,775
Notes receivable from participants	1,003,793	778,807
	2,080,169	1,200,666
Total assets	65,095,659	64,276,318
Liability
Refunds due to excess contributions	—	672
Net Assets Available for Benefits	$65,095,659	$64,275,646

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$(8,067,355)	$7,172,284
Interest and dividends	2,401,057	1,892,775
	(5,666,298)	9,065,059
Interest Income from Notes Receivable from Participants	37,623	26,285
Contributions
Employer	1,831,618	1,655,438
Participants	2,280,860	2,039,048
Rollovers	326,034	644,525
	4,438,512	4,339,011
Total additions	(1,190,163)	13,430,355
Deductions
Benefits paid to participants	5,807,732	7,101,875
Administrative expenses	16,276	9,266
Total deductions	5,824,008	7,111,141
Net Increase (Decrease)	(7,014,171)	6,319,214
Transfer from First Bank & Trust Profit Sharing Plan	7,834,184	—
Net Assets Available for Benefits, Beginning of Year	64,275,646	57,956,432
Net Assets Available for Benefits, End of Year	$65,095,659	$64,275,646

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Note 1:	Description of the Plan

The following description of the First Mid Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by First Mid Bancshares, Inc. (Company) covering all full-time employees who have at least three months of service. Related employers who also participate in the Plan include First Mid Bank & Trust, N.A., Mid-Illinois Data Services, Inc., and The Checkley Agency, Inc. DBA First Mid-Insurance Group. Effective July 1, 2018, First Mid Wealth Management Company participated in the Plan as a related employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). From January 1, 2017 through June 30, 2018, the Trust & Wealth Management Department of First Mid Bank & Trust, N.A. was the trustee of the Plan. Effective July 1, 2018, the name of the trustee was changed to First Mid Wealth Management Company

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation. Employee rollover and employee Roth contributions are also permitted. Employees are automatically enrolled to contribute 5% of eligible wages to the plan upon eligibility. The Company makes safe harbor matching contributions of 100% of employees' salary deferral amounts up to 3% of employees' eligible compensation and 50% of employees' salary deferral amounts on the next 2% of employees' eligible compensation. The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. For the years ended December 31, 2018 and 2017, the profit sharing contribution was 2% of eligible compensation. Contributions are subject to certain limitations.

 Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing their contributions into any of the various investment accounts offered by the Plan and may change the allocation daily. The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percent of eligible compensation unless the participant made an affirmative election otherwise.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions and the Company's matching contributions plus earnings thereon. Vesting in the Company's profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service. A participant is fully vested after 6 years of vesting service. The nonvested balance is forfeited upon payment of benefits. Forfeitures are allocated among active participants based upon eligible compensation.

 Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

 Forfeited Accounts

At December 31, 2018 and 2017, forfeited nonvested accounts totaled $54,259 and $42,408, respectively. For the plan year ending December 31, 2018 and December 31, 2017, the amounts were reallocated to participants as an additional matching contribution. These accounts will be reallocated as additional matching contributions or to pay administrative expense of the Plan.

 Notes Receivable from Participants

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is charged at prime rate at loan inception.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Mutual funds and the money market funds are valued at the net asset value (NAV) of shares held by the plan at year end. Certificates of deposits are valued at amortized cost, which approximates fair value.

The Plan’s interest in the pooled separate account and the common collective trust fund are valued at the net asset value (NAV) of the units of the pooled separate account and the common collective trust fund. The NAV is used as a practical expedient to estimate the fair value of these investments.

Purchases and sales of securities are recorded on a settlement-date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Note 3:	Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	2018	2017
Net Assets:
Certificate of deposit	$280	$480,975

Changes in net assets:
Contributions	$—	$480,080
Interest income	403	1,096
Transfers to participant-directed investments	(481,098)	(494,821)
Total additions (deductions)	$(480,695)	$(13,645)

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid Bank & Trust, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2018 and 2017, participants held 331,342 and 285,712 shares, respectively.

The Plan also holds certificates of deposit with First Mid Bank & Trust, totaling $280 and $480,975 at December 31, 2018 and 2017, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan. The Plan paid $16,276 and $9,266 during 2018 and 2017, respectively, to EPIC Retirement Plan Services for participant loan and/or distribution fees.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Note 5:	Plan Amendments

Effective January 1, 2017, the plan was amended to add First Clover Leaf Bank, N.A. as a participating employer under the Plan and to modify certain other provisions of the Plan pertaining to participants previously employed by First Clover Leaf Bank, N.A. Effective March 17, 2017, the plan was amended to remove First Clover Leaf Bank, N.A. as a participating employer under the Plan as all employees are now considered First Mid Bank & Trust, N.A. employees.

Effective June 25, 2018, the Plan was amended to change the name of First Mid Bank & Trust, N.A., a participating employer under the Plan, to First Mid Bank & Trust, N.A.

Effective July 1, 2018, the Plan was amended to add First Mid Wealth Management Company as a participating employer under the Plan and to change the name of the trustee from the Trust & Wealth Management Department of First Mid-Illinois Bank & Trust, N.A. to First Mid Wealth Management Company.

Note 6:	Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2018 and 2017:

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

		2018
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$10,576,436	$10,576,436	$—	$—
Mutual funds	47,580,922	47,580,922	—	—
Money market funds	437	437	—	—
Certificates of deposit	280	—	—	280
Investments Measured at Net Asset Value (A)
Pooled Separate Account	4,347,572
Common Collective Trust	431,426
	$62,937,073	$58,157,795	$—	$280

		2017
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$11,011,340	$11,011,340	$—	$—
Mutual funds	47,730,138	47,730,138	—	—
Money market funds	282	282	—	—
Certificates of deposit	480,975	—	—	480,975
Investments Measured at Net Asset Value (A)
Pooled Separate Account	3,852,917
	$63,075,652	$58,741,760	$—	$480,975

(A) The investment measured at fair value using the net asset value per share (or its equivalent) practical expedient has not been classified in the fair value hierarchy. The fair value amount included above is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2018. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

 Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters.  Such securities are classified in Level 2 of the valuation hierarchy.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. See the table below for inputs and valuation techniques used for Level 3 securities.

Investment Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes the investment for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018, and 2017. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.
December 31, 2018

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Pooled Separate Account	$4,347,572	N/A	Daily	None
Common Collective Trust	$431,426	N/A	Daily	None

December 31, 2017

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Pooled Separate Account	$3,852,917	N/A	Daily	None

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Level 3 Valuation Process

Fair value determinations for Level 3 measurements of securities are the responsibility of the Controller’s office.  The Controller’s office contracts with a pricing specialist to generate fair value estimates on a monthly or quarterly basis.  The Controller’s office challenges the reasonableness of the assumptions used and reviews the methodology to ensure the estimated fair value complies with accounting standards generally accepted in the United States.

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Certificates of Deposit
Balance, January 1, 2017	$494,620
Interest income included in net increase in net assets available for benefits	1,096
Purchases	480,080
Redemptions	(494,821)
Balance, December 31, 2017	480,975
Interest income included in net increase in net assets available for benefits	403
Redemptions	(481,098)
Balance, December 31, 2018	$280

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

				Range
	Fair Value at	Valuation		(Weighted
	12/31/2018	Technique	Unobservable Inputs	Average)
Certificates of Deposit	$280	Amortized cost	Contractual interest rate	0.30%

				Range
	Fair Value at	Valuation		(Weighted
	12/31/2017	Technique	Unobservable Inputs	Average)
Certificates of Deposit	$480,975	Amortized cost	Contractual interest rate	0.30%

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Note 7:	Transfer of Plan Assets

On May 1, 2018, First Mid Bancshares, Inc. acquired First Bank and Trust, S.B. Effective September 28, 2018, the First Bank and Trust Retirement Savings Plan was merged with the Plan. All former participants in the First Bank and Trust Retirement Savings Plan had their account balances transferred into the Plan. An aggregate amount of $7,834,184 was transferred into the Plan during the year ended December 31, 2018, and is included as a transfer from prior trustee on the statement of changes in net assets available for benefits.

Note 8:	Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 9:	Plan Tax Status

The Plan operates under a volume submitter adoption agreement and plan document sponsored by Benefit Plan Consultants Inc. This volume submitter plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan is no longer subject to U.S. federal or state income tax examinations by tax authorities before 2015.

Note 10:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

Note 11:	Subsequent Event

Effective January 1, 2019 the plan was amended to add Soy Capital Bank & Trust as a participating employer. Whereas, the First Mid-Illinois Bancshares, Inc. acquired J.L. Hubbard Insurance and Bonds Agency, Inc. on November 15, 2018 and the employees all became participants of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of January 1, 2019. All of the assets of J.L. Hubbard Insurance and Bonds Agency, Inc. Trust of approximately $5,705,000 and Soy Capital Bank & Trust Company Trust of approximately $17,332,000 were merged into the First Mid-Illinois Bancshares, Inc. Trust on March 15, 2019.

14

Supplemental Schedule

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-1103704 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issuer	Description of Investment			Current

Certificates of Deposit
First Mid Bank & Trust*	0.30%	due	12/31/18	$280
				280
Common Stock
First Mid Bancshares, Inc.*	331,342	Shares		10,576,436

Mutual Funds
American Funds EuroPacific Growth R6	9,189	Shares		413,417
American Funds 2010 Target Date Fund R6	35,275	Shares		360,866
American Funds 2015 Target Date Fund R6	212,404	Shares		2,291,835
American Funds 2020 Target Date Fund R6	222,272	Shares		2,607,256
American Funds 2025 Target Date Fund R6	519,712	Shares		6,480,814
American Funds 2030 Target Date Fund R6	215,104	Shares		2,841,519
American Funds 2035 Target Date Fund R6	198,839	Shares		2,668,417
American Funds 2040 Target Date Fund R6	123,563	Shares		1,690,341
American Funds 2045 Target Date Fund R6	120,413	Shares		1,673,720
American Funds 2050 Target Date Fund R6	89,350	Shares		1,216,060
American Funds 2055 Target Date Fund R6	36,794	Shares		627,332
American Funds 2060 Target Date Fund R6	25,746	Shares		290,678
Dodge & Cox Balanced Fund	29,075	Shares		2,711,814
Federated Total Return Bond Fund	89,763	Shares		937,130
Boston Partners All Cap Value	27,991	Shares		614,961
Oakmark Global I Fund	89,204	Shares		2,098,074
Oppenheimer Developing Markets Y	11,541	Shares		433,815
T. Rowe Price Growth Stock Fund	12,128	Shares		692,611
T. Rowe Price Mid-Cap Value Fund	138,179	Shares		3,371,557
T. Rowe Price Small-Cap Stock	31,446	Shares		1,298,080
Vanguard 500 Index Admr Shares	21,177	Shares		4,901,294
Vanguard Balanced Index Admiral Shares	11,626	Shares		383,555
Vanguard Developed Markets Index Fund - Inv	10,937	Shares		101,293
Vanguard GNMA Fund Admr	4,818	Shares		49,381
Vanguard Growth Index - Admr	58,015	Shares		4,008,232
Vanguard Mid-Cap Index Admr Shares	4,745	Shares		811,604
Vanguard Small-Cap Index Admr Shares	8,177	Shares		517,001
Vanguard Interm-Term Treasury Index	1,859	Shares		39,810

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-1103704 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Continued)
December 31, 2018

Identity of Issuer	Description of Investment			Current
Vanguard Total Bond Index Admr Shares	30,874	Shares		$322,631
Vanguard Total World Stock Index	11,104	Shares		296,139
Vanguard Value Index Admr	16,817	Shares		641,915
Vanguard Emerging Markets Stock Index Admr	5,912	Shares		187,770
				47,580,922

Money Market Funds
Northern Instl Funds US Gov’t Port	62	Units		62
Stock Liquidity Fund - SLIQ	375	Units		375
				437

Pooled Separate Account

New York Life Anchor Product	4,347,572	Units		4,347,572

Common Collective Trust

T. Rowe Price Stable Value Fd	431,426	Units		431,426

Notes Receivable from Participants*	3.25%	—	5.50%	1,003,793
				$63,940,866

 * Represents a party-in-interest to the Plan

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: June 28, 2019

Joseph R. Dively
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP